UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                               KOGER EQUITY, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    500228101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             John F. Hartigan, Esq.
                           Morgan, Lewis & Bockius LLP
                             801 South Grand Avenue
                              Los Angeles, CA 90017
                                 (213) 612-2500
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                February 28, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                                        Page 1 of 9 Pages

----------------------                              -----------------------
CUSIP No.  500228101            SCHEDULE 13D          Page 2 of 9 Pages
----------------------                              -----------------------


-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Apollo Real Estate Investment Fund II, L.P.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  /  /

                                                             /X /
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
             WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                                                      /  /
-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
-------------------------------------------------------------------------------
                         7   SOLE VOTING POWER
                             4,713,598 shares
  NUMBER OF              ------------------------------------------------------
   SHARES                8   SHARED VOTING POWER
BENEFICIALLY                    -0-
  OWNED BY               ------------------------------------------------------
    EACH                 9   SOLE DISPOSITIVE POWER
  REPORTING                  4,713,598 shares
 PERSON WITH             ------------------------------------------------------
                         10  SHARED DISPOSITIVE POWER
                                -0-
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             4,713,598 shares
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /  /


-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               22.6%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
              PN


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                              -----------------------
CUSIP No.  500228101            SCHEDULE 13D          Page 3 of 9 Pages
----------------------                              -----------------------


-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Apollo Real Estate Advisors II, L.P.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  /  /

                                                             /X /
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
             00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                                                      /  /
-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
-------------------------------------------------------------------------------
                         7   SOLE VOTING POWER
                             4,713,598 shares
  NUMBER OF              ------------------------------------------------------
   SHARES                8   SHARED VOTING POWER
BENEFICIALLY                    -0-
  OWNED BY               ------------------------------------------------------
    EACH                 9   SOLE DISPOSITIVE POWER
  REPORTING                  4,713,598 shares
 PERSON WITH             ------------------------------------------------------
                         10  SHARED DISPOSITIVE POWER
                                -0-
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             4,713,598 shares
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /  /


-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               22.6%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
              PN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                              -----------------------
CUSIP No.  500228101            SCHEDULE 13D          Page 4 of 9 Pages
----------------------                              -----------------------


-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             AP-KEI Holdings, LLC
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  /  /

                                                             /X /
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
             WC; AF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                                                      /  /
-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
-------------------------------------------------------------------------------
                         7   SOLE VOTING POWER
                                -0-
  NUMBER OF              ------------------------------------------------------
   SHARES                8   SHARED VOTING POWER
BENEFICIALLY                    -0-
  OWNED BY               ------------------------------------------------------
    EACH                 9   SOLE DISPOSITIVE POWER
  REPORTING                     -0-
 PERSON WITH             ------------------------------------------------------
                         10  SHARED DISPOSITIVE POWER
                                -0-
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             -0-
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /  /


-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               0%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
              00

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


C/M:  11926.0046 472133.2

----------------------                              -----------------------
CUSIP No.  500228101            SCHEDULE 13D          Page 5 of 9 Pages
----------------------                              -----------------------


-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             AREIF II Realty Trust, Inc.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  /  /

                                                             /X /
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
             WC; AF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                                                      /  /
-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
             Maryland
-------------------------------------------------------------------------------
                         7   SOLE VOTING POWER
                               4,713,598 shares
  NUMBER OF              ------------------------------------------------------
   SHARES                8   SHARED VOTING POWER
BENEFICIALLY                    -0-
  OWNED BY               ------------------------------------------------------
    EACH                 9   SOLE DISPOSITIVE POWER
  REPORTING                     4,713,598 shares
 PERSON WITH             ------------------------------------------------------
                         10  SHARED DISPOSITIVE POWER
                                -0-
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             4,713,598 shares
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /  /


-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               22.6%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
              00

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                        STATEMENT PURSUANT TO RULE 13d-1

                                     OF THE

                          GENERAL RULES AND REGULATIONS

                                    UNDER THE

             SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "ACT")
================================================================================


     This Amendment No. 4 amends and supplements the Schedule 13D, dated June 25, 1996, as amended by Amendment No. 1, dated August 15, 1996, Amendment No. 2, dated October 10, 1996, and Amendment No. 3, dated October 31, 1996, by Apollo Real Estate Investment Fund II, L.P. ("AREIF II"), Apollo Real Estate Advisors II, L.P. ("AREA II") and AP-KEI Holdings, LLC ("AP-KEI").


Item 2.  Identity and Background.

     The first paragraph of Item 2 is hereby amended to add AREIF II Realty Trust, Inc., a Maryland corporation ("Realty Trust"), as a reporting person and to delete AP-KEI as a reporting person, and such paragraph is hereby amended and restated to read in its entirety as follows:

     This Statement is filed jointly by Apollo Real Estate Investment Fund II, L.P., a Delaware limited partnership ("AREIF II"), Apollo Real Estate Advisors II, L.P., a Delaware limited partnership ("AREA II"), and AREIF II Realty Trust, Inc., a Maryland corporation ("Realty Trust"). AREIF II, AREA II and Realty Trust are sometimes collectively referred to herein as the "Reporting Persons."

     The fifth and sixth paragraphs of Item 2 related to AP-KEI and are hereby deleted and the following are hereby inserted as the fifth and sixth paragraphs of Item 2:

     Realty Trust is principally engaged in the business of investment in real estate and real estate-related interests. The address of Realty Trust's principal business and its principal office is c/o Apollo Real Estate Advisors II, L.P., Two Manhattanville Road, Purchase, New York 10577.

     AREIF II owns and will continue to own substantially all of the capital stock of Realty Trust.


                                Page 6 of 9 Pages

Item 3.  Source and Amount of Funds or Other Consideration.

     The first paragraph of Item 3 is hereby amended and restated to read in its entirety as follows:

     As of the date hereof, the Reporting Persons are deemed to beneficially own 4,713,598 shares of Common Stock, all of which are owned directly by Realty Trust. The source of all funds used to acquire beneficial ownership of such shares of Common Stock was investment funds from working capital of AREIF II and AP-KEI Holdings, LLC ("AP-KEI"), a Delaware limited liability company and an indirect wholly owned subsidiary of AREIF II. All of such shares of Common Stock were contributed to Realty Trust, directly and indirectly, by AREIF II in connection with the initial capitalization of Realty Trust. None of the funds used to acquire beneficial ownership were borrowed funds or otherwise obtained for the purpose of acquiring the Common Stock; however, the Reporting Persons may, from time to time, use some or all of the Common Stock in connection with various collateral investment accounts in the ordinary course of business. AREIF II may be deemed to beneficially own the shares of Common Stock beneficially owned by Realty Trust; and AREA II, managing general partner of AREIF II, is deemed to beneficially own the shares of Common Stock beneficially owned by AREIF II. The shares of Common Stock beneficially owned by the Reporting Persons and AP-KEI were acquired as described herein.


Item 5.  Interest in Securities of the Issuer.

     Paragraphs (a) and (b) of Item 5 are hereby amended and restated to read in their entirety as follows:

     (a) and (b) As of the date hereof, the Reporting Persons are deemed to beneficially own an aggregate of 4,713,598 shares of the Common Stock, which constitutes approximately 22.6% of the Common Stock outstanding.*

     Realty Trust owns, directly, 4,713,598 shares of Common Stock, as to which it has sole voting and dispositive power. AREIF II owns, indirectly (through Realty Trust), 4,713,598 shares of Common Stock, as to which it has sole voting and dispositive power. Area II, the managing general partner of AREIF II, is deemed to beneficially own such 4,713,598 shares of Common Stock and have sole voting and dispositive power.

     Paragraph (c) of Item 5 is hereby amended to include the following:

     (c) Except for the contribution of 4,713,598 shares of Common Stock by AREIF II to Realty Trust on February 28, 1997, there have been no transactions in the Common Stock effected by the Reporting Persons since October 31, 1996.

------------------------
*        All calculations of percentages of beneficial ownership in this
         Schedule 13D are based on there being 20,886,436 shares of Common Stock outstanding as of November 1, 1996, as disclosed in the Company's Quarterly Report on Form 10-Q for the period ended September 30, 1996.

                                Page 7 of 9 Pages

     Paragraph (e) of Item 5 is hereby amended to include the following:

     (e) On February 28, 1997, AP-KEI transferred 3,000,000 shares of Common Stock to Realty Trust at the direction of and on behalf of AREIF II in connection with the initial capitalization of Realty Trust. As a result of such transfer, AP-KEI no longer holds more than 5% of the outstanding shares of Common Stock of the Company.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 is hereby amended to include the following paragraph at the end thereof:

     Pursuant to an Assignment and Assumption Agreement, dated as of February 28, 1997, AP-KEI assigned to Realty Trust all of its rights under the October Stock Purchase Agreement and the above referenced registration rights agreement, and Realty Trust agreed to assume all of obligations of AP-KEI under such agreements.




                                Page 8 of 9 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 26, 1997

                    APOLLO REAL ESTATE INVESTMENT FUND II, L.P.
                    By:  Apollo Real Estate Advisors II, L.P., its
                          General Partner

                    By: Apollo Real Estate Capital Advisors II, Inc., its
                          General Partner

                         By:   /s/ Michael D. Weiner
                               -----------------------------------------------
                               Name:  Michael D. Weiner
                               Title: Vice President


                    APOLLO REAL ESTATE ADVISORS II, L.P.
                    By:  Apollo Real Estate Capital Advisors II, Inc.
                          General Partner

                         By:   /s/ Michael D. Weiner
                              -----------------------------------------------
                               Name:     Michael D. Weiner
                               Title:    Vice President


                    AP-KEI HOLDINGS, LLC
                    By: AP-MM KEI Holdings, LLC, its Managing Member

                    By: Kronus Property, Inc., its Managing Member

                         By:   /s/ Michael D. Weiner
                              -----------------------------------------------
                               Name:     Michael D. Weiner
                               Title:    Vice President


                    AREIF II REALTY TRUST, INC.

                    By:  /s/ John R. S. Jacobsson
                         -----------------------------------------------
                         Name:      John R. S. Jacobsson
                         Title:     Vice President


                                Page 9 of 9 Pages